June 21, 2007
Mr. James Rosenberg
Senior Assistant Chief Accountant
Unites States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 6010

RE:	Enzon Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 2, 2007
File No. 0-12957
Dear Mr. Rosenberg:
By letter dated June 12, 2007 from the Staff of the Commission, the Staff provided certain comments regarding the Form 10-K for the Fiscal Year Ended December 31, 2006 (the “Form 10-K”) of Enzon Pharmaceuticals, Inc. (the “Company”) filed on March 2, 2007. Enclosed please find the response to your comment letter in the following numbered paragraphs which correspond to the paragraph numbers in the comment letter.
1.	You indicate that you engaged an independent valuation specialist to assist management in its determination of the fair value of the Abelcet asset group and to test for impairment. This reference suggests to an investor that you are placing reliance on the firm, which the staff believes requires the firm be named in a ’34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a ’33 Act registration statement, a consent from the valuation specialist must be provided in the ’33 Act registration statement. Please advise.
Response:
We have the agreement of Duff & Phelps, LLC to provide their non-expert consent to be named in our proposed filing of a Form 8-K that will include disclosure naming the independent valuation firm and attaching their consent in the form of Exhibit 99.1 to being named in that Form 8-K, and by reference in the current ’33 Act registration statements (Nos. 333-101898, 333-64110, 333-18051, 333-121468, 333-140282, 333-134453, 333-132467, and 333-137723), collectively the “’33 Act Registration Statements”.
To respond to this comment, we propose to file a Form 8-K that will (1) include disclosure naming the independent valuation firm referred to in our Form 10-K and (2) attach the non-expert consent of the independent valuation firm to being named in that Form 8-K and incorporated by reference into each of our ’33 Act Registration Statements.
Please note that each of our ’33 Act Registration Statements were filed with the Commission and declared effective prior to the filing of our Form 10-K for the fiscal year ended December 31, 2006. Therefore, we would not have been required to file the consent of Duff & Phelps, LLC with those registration statements at the time those registration statements were filed.
Because we do not believe we are required to amend our Form 10-K for the fiscal year ended December 31, 2006 in response to comments 2 and 3 below, we would propose to disclose the required information and non-expert consent in a Form 8-K filed now.
2.	Please provide us, in disclosure-type format, a roll forward of each item that reduces your gross revenue for the periods presented showing the following:
•	Beginning balance,
•	Current provision related to sales made in the current period,
•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,
•	Actual returns or credit in current period related to sales made in prior periods, and
•	Ending balance.
Response:
The schedule below shows the roll forward of each of our gross to net sales deductions for the six months ended December 31, 2005 as well as for the twelve months ended December 31, 2006.
Gross-to-Net Sales Adjustments
(in thousands)

			Other		Medicaid
		Cash	(including	Medicaid	Administrative
	Chargebacks (1)	Discounts (1)	returns)(1)	Rebates (2)	Fees (2)	Total
Balance at June 30, 2005	$6,137	$265	$840	$2,604	$347	$10,193
Provision related to sales made in current period	13,161	717	2,863	448	537	17,726
Provision related to sales made in prior periods	—	—	—	—	—	—
Returns and credits (3)	(15,581)	(780)	(2,399)	(1,220)	(598)	(20,578)

Balance at December 31, 2005	3,717	202	1,304	1,832	286	7,341
Provision related to sales made in current period	26,363	1,607	5,238	2,614	650	36,472
Provision related to sales made in prior periods	(79)	(9)	(1)	112	(3)	20
Returns and credits (3)	(26,613)	(1,632)	(4,774)	(3,223)	(728)	(36,970)

Balance at December 31, 2006	$3,388	$168	$1,767	$1,335	$205	$6,863

(1)	Included as a reduction in accounts receivable

(2)	Included as an accrued liability

(3)	Relate to sales made in the current period
Of the sales accruals and provisions, greater than 90% relate to Abelcet. Should our Products Segment continue to grow, this might not be true in the future. We would therefore propose that beginning with our next annual report and for each annual report thereafter, that we include the above disclosure as part of our Management’s Discussion and Analysis.
3.	Your Schedule II should depict the balance and activity in your allowance for doubtful accounts separately from that of chargebacks, returns and cash discounts. Please provide us, in disclosure-type format, a revised schedule.

Response:
We considered disclosing the movements in our allowance for doubtful accounts separately during the preparation of our annual report. However, we believe that both the additions and deductions to the allowance for doubtful accounts have been immaterial in the periods presented. As demonstrated below, the movements in our allowance for doubtful accounts have been less than 1% when compared to the same activity for chargebacks, returns and cash discounts. If the movements in our allowance for doubtful accounts become material in the future, we would propose that we would disclose it separately at that point in Schedule II.
As requested, we have revised Schedule II below to show the balance as well as the activity in our allowance for doubtful accounts separately.
Schedule II — Valuation and Qualifying Accounts
(In thousands)

		Additions
	Balance at	Charged to			Balance
	beginning	costs and	Charged to		at end of
	of period	expenses	other accounts	Deductions	period
Year ended December 31, 2006:
Allowance for chargebacks, returns and cash discounts	$5,152	—	$30,859	$(30,933)	$5,078
Allowance for doubtful accounts	$71	$245	—	$(71)	$245

Six months ended December 31, 2005:
Allowance for chargebacks, returns and cash discounts	$7,242	—	$14,943	$(17,033)	$5,152
Allowance for doubtful accounts	—	$71	—	—	$71

Year ended June 30, 2005:
Allowance for chargebacks, returns and cash discounts	$8,785	—	$37,982	$(39,525)	$7,242
Allowance for doubtful accounts	—	—	—	—	—

Year ended June 30, 2004:
Allowance for chargebacks, returns and cash discounts	$7,134	—	$52,619	$(50,968)	$8,785
Allowance for doubtful accounts	—	—	—	—	—

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If I can be of any further assistance, please do not hesitate to contact me at (908) 541-8759.

Very truly yours,
/s/ Craig A. Tooman
Craig A. Tooman
EVP Finance and CFO